UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIDSTATES PETROLEUM COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

59804T407

(CUSIP Number of Class of Securities)

Scott C. Weatherholt

Executive Vice President - General Counsel & Corporate Secretary

321 South Boston Avenue, Suite 1000

Tulsa, Oklahoma 74103

(918) 947-8550
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Matthew R. Pacey

Michael W. Rigdon

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, TX 77002

(713) 836-3600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$50,000,000	$6,060.00

(1)        The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 5,000,000 shares of common stock, par value $0.01 per share, at the offer price of $10.00 per share.

(2)        The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,060.00	Filing Party: Midstates Petroleum Company, Inc.

Form or Registration No.: Schedule TO	Date Filed: January 14, 2019

☐           Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒         issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2019 (as amended by Amendment No. 1 filed with the Commission on February 5, 2019, the “Schedule TO”) relating to the offer by Midstates Petroleum Company, Inc., a Delaware corporation (“Midstates” or the “Company”), to purchase for cash shares of its common stock, par value $0.01 per share (the “Shares”), at a fixed price per Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 14, 2019, as amended (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, as amended (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer Documents”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Tender Offer Documents. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On February 13, 2019, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on February 12, 2019. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(C)	Press release issued by Midstates Petroleum Company, Inc. dated February 13, 2019.

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(C)	Press release issued by Midstates Petroleum Company, Inc. dated February 13, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDSTATES PETROLEUM COMPANY, INC.

	By:	/s/ David J. Sambrooks
		Name:	David J. Sambrooks
		Title:	President, Chief Executive Officer and Director

Date: February 13, 2019